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SEC Mail Processing Section
AUG 30 2021
Washington DC

SEC FILE NUMBER
8-24054

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 6/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Selkirk Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 W Riverside Ave, Suite 1020B
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Clark 509-777-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel
(Name – *if individual, state last, first, middle name*)

422 W. Riverside, Suite 1420	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert B. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Selkirk Investments, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

JOANNE M HANSEN
NOTARY PUBLIC
127613
COMMISSION EXPIRES 5-19-23
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELKIRK INVESTMENTS, INC.

TABLE OF CONTENTS

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKHOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
of Selkirk Investments, Inc.
222 N. Wall, Suite 402
Spokane, Washington 99201

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Selkirk Investments, Inc. (a Washington corporation) as of June 30, 2021, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Selkirk Investments, Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Selkirk Investments, Inc.'s management. Our responsibility is to express an opinion on Selkirk Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Selkirk Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Selkirk Investments, Inc.'s financial statements. The supplemental information is the responsibility of Selkirk Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

We have served as Selkirk Investments, Inc.'s auditor since 2018.
Spokane, Washington
August 4, 2021

SELKIRK INVESTMENTS, INC.
Statement of Financial Position
June 30, 2021

ASSETS		
Cash	$	54,524
Deposits with clearing broker		50,682
Deposits with CRD		60
Accounts receivable		62,927
Owner advances		3,027
Intangible Asset, net of accumulated amoritization		50,009
Restricted funds		35,000
Restricted funds in excess of FINRA Requirements		100
Total Assets	$	256,329
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	65,015
Accrued vacation & sick		13,690
Accrued payroll taxes		979
Estimated Federal income taxes		319
Restricted funds		35,000
Restricted funds in excess of FINRA requirements		100
Total Current Liabilities	$	115,103
STOCKHOLDERS' EQUITY		
Capital stock - no par value, 200,000 shares authorized; 115,000 shares issued and outstanding	$	30,000
Paid-in capital		385,540
Accumulated deficit		(274,314)
Total Stockholders' Equity		141,226
Total Liabilities and Stockholders' Equity	$	256,329

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Comprehensive Income
Year Ended June 30, 2021

REVENUES		
Commissions	$	755,944
Miscellaneous Income		53,058
Interest		44
Total Revenue		809,046
EXPENSES		
Commissions	$	472,233
Employee compensation and benefits		148,398
Occupancy and equipment rental		38,528
Taxes		36,329
Communications		1,212
Other operating expenses		66,026
Total Expenses		762,726
PROFIT BEFORE TAXES	$	46,320
FEDERAL INCOME TAXES		(957)
NET PROFIT	$	45,363
Gain per share, basic and diluted	$	0.39
Weighted average common shares outstanding, basic and diluted		115,000

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2021

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE, BEGINNING OF YEAR	$ 30,000	$ 385,540	$ (319,677)	$ 95,863
ADD (DEDUCT):				
Net Profit	-	-	45,363	45,363
BALANCE, END OF YEAR	$ 30,000	$ 385,540	$ (274,314)	$ 141,226

The accompanying notes are an integral part of these financial statements.

Selkirk Investments, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
June 30, 2021

Balance, beginning of period - July 1, 2020:	$	35,000
Increases		
(Decreases)		
Balance, end of period - June 30, 2021:	$	35,000

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Cash Flows
Year Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$		45,363
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization			788
Change in:			
Accounts receivable			(9,451)
Deposit w/ Clearing Broker			(5)
Owner advances			(729)
Accounts payable and accrued liabilities			385
Forgiveness of PPP Loan			(52,699)
Net cash provided by operating activities	$	$	(16,348)
CASH FLOW FROM INVESTING ACTIVITIES			0
NET DECREASE IN CASH	$		(16,348)
CASH, BEGINNING OF YEAR	$		70,872
CASH, END OF YEAR	$		54,524

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2021

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Selkirk Investments, Inc. ("Selkirk"), located in Spokane, Washington, operates as an introducing broker/dealer, clearing transactions with and for customers on a fully disclosed basis through another broker/dealer.

Effective January 1, 1995, pursuant to a plan of reorganization, the Company became a wholly owned subsidiary of Empire Financial Group Incorporated ("EFGI"). At that date, the shareholders transferred all issued and outstanding shares of stock of Selkirk to EFGI in exchange for shares of EFGI.

Selkirk's year-end is June 30.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Selkirk Investments, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of Selkirk.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Actual results could differ from those estimates.

Compensated Absences
Employees are entitled to paid vacation, sick days, and personal days off depending on job classification, length of service, and other factors. At June 30, 2021, a total of $13,690 had been accrued for future compensated absences.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative Instruments

The Company follows the guidance of ASC Topic 815 Derivatives and Hedging. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. It also requires disclosures about the entity's derivative and hedging activities.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2021, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Furniture and Equipment

Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $40 per month. The operating lease is updated annually.

Earnings (losses) per share

Basic and diluted earnings (losses) per share are presented in accordance with FASB ASC Topic 260 – Earnings per Share and are calculated on the basis of the weighted average number of common shares outstanding during the period. Basic earnings per share includes no dilution and is computed by dividing net income available to common shareholders by the weighted average common shares outstanding. Diluted earnings per share calculations include the dilutive effect of common stock equivalents in years with net income. Basic and diluted earnings per share, $.39 as of June 30, 2021, are the same due to the absence of common stock equivalents.

Commission Revenue and Related Expenses

Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions on a settlement date basis. Commission revenue for the year

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commission Revenue and Related Expenses

end June 30, 2021, was composed of the following:

Mutual Fund Commissions:	$1,584
Insurance and Annuity Commissions:	6,836
Brokerage Commissions:	747,524
	$755,944

Total commission expense recorded for the year ended June 30, 2021 was $472,233 which includes all commissions paid to the Company's securities representatives.

Receivables
Receivables consist of commissions due from insurance brokers and mutual funds. Management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses, of which there were none.

Income Taxes
Federal income taxes are calculated in accordance with ASC Topic 740 – *Income Taxes* and have been computed at statutory rates. See Note 5. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI.

Fair Value of Financial Instruments
The Company's financial instruments as defined by Topic 820 – Fair Value Measurements and Disclosures include cash, accounts receivable, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2021.

Anti-Money Laundering
The Company has adopted anti-money laundering policies in compliance with the 2001 US Patriot Act. Title III of the Patriot Act imposes obligations on brokers/dealers and other financial institutions under new anti-money laundering provisions and amendments to the existing Bank Secrecy Act requirements. Each employee has read the policy and attended an annual meeting for compliance with the Company policy.

Intangible Asset
The Company purchased from a former owner his book of clients and ownership interest in Empire Financial Group during the year ended June 30, 2021. This purchase is subject to impairment, which management estimates over a 15 year period. As June 30, 2021, the intangible asset is as follows:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible asset – purchase agreement	$50,797
Accumulated amortization and impairment	(788)
	$50,009

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

On July 1, 2020, the Company adopted ASU 2014-09, Revenue from Contract with customers, and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope and revises when it is appropriate to recognize a gain or loss from the transfer of any nonfinancial assets. The Company's key revenue sources that are affected by ASC 606 are brokerage commissions. Such commissions are generated when the Company buys and sells on behalf of its customers. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contraction with a counterparty and confirms the trade with the customer). The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified and the risk and rewards of ownership have been transferred to/from the customer. Because of this, the adoption of ASC 606 does not have a significant impact on the Company's financial statements for the year end June 30, 2021.

NOTE 4 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's ("SEC") uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio aggregated indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). At June 30, 2021, Selkirk had net capital of $122,930 which is $72,930 more than its required net capital of $50,000. Selkirk's ratio of aggregate indebtedness to net capital was 65.16% to 1. Selkirk is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers securities.

NOTE 5 - FEDERAL INCOME TAX

Federal income taxes are calculated in accordance with ASC Topic 740 *Income Taxes* and have been computed at statutory rates. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI on a calendar year basis. All taxes are filed under

NOTE 5 - FEDERAL INCOME TAX (continued)

Washington State tax jurisdiction along with all federal taxes. Subsequently the last three years of tax returns dating back to 2017 are open for examination.

The current tax provision shown on the Company's statement of income represents the federal income tax the Company would have incurred on a separate basis, although federal income tax returns are filed on a consolidated basis by its parent on a calendar year basis. In accordance with regulatory requirements and ASC Topic 980 Regulated Operations, the Company has a tax liability for the fiscal year end June 30, 2021 of $319 from the current year. This estimated income tax liability will be off-set against a net operating loss carry forward at the consolidated federal tax filing of Selkirk's parent company, EFGI.

The company is subject to audit or examination by various regulatory jurisdictions, as of report date, there were no audits or examinations in progress. With few exceptions, as of December 31, 2020, the consolidated calendar year tax return is no longer open to audit or examination for the calendar years prior to December 31, 2017.

NOTE 6 - RELATED-PARTY TRANSACTIONS

Selkirk leases office furniture and fixtures from its parent corporation, as described in Note 8. During the period ended June 30, 2021, lease payments totaled $523.

As of June 30, 2021 the following was owed to Selkirk:

Officer advances:	$3,027

As of June 30, 2021, Selkirk owed $20,000 to an officer of the Company under a secured demand note agreement, which is collaterized by a demand deposit in the same amount. Interest is payable to the officer at 5% annually. Through the end of the period, total interest accrued and owed to the officer amounted to $11 and the total interest paid to the officer was $1,000. The borrowings under the subordination agreement originally dated June 26, 2014, was automatically extended to June 26, 2022, and secured by restricted funds held (see Note 7).

As of June 30, 2021, Selkirk owed $15,000 to an officer of the Company under a subordinated loan agreement, which is collaterized by a demand deposit in the same amount. Interest is payable to the officer at 5% annually. Through the end of the period, total interest accrued and owed to the officer amounted to $125 and the total interest paid

NOTE 6 - RELATED-PARTY TRANSACTIONS (continued)

to the officer was $750. The borrowings under the subordinated agreement originally were dated February 9, 2018, was automatically extended to February 9, 2023 and secured by restricted funds held (see Note 7).

The secured demand note and subordinated loan agreement are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's uniform net capital rule.

NOTE 7 – RESTRICTED FUNDS

Total restricted funds of $35,000 represents the following:

> $20,100 deposited with Wheatland Bank and owed to an officer of the Company, with $20,000 serving as secured demand note associated with FINRA capital requirements (see Note 6) and the remaining $100 held in excess of the FINRA Requirements.
>
> $15,000 deposited with Hilltop Securities serving as secured demand note associated with FINRA Capital requirements (see Note 6).

NOTE 8 – OPERATING LEASE AGREEMENTS

Selkirk leases office space, furniture and fixtures, a postage machine and a copier under the terms of operating leases. Lease payments for the aforementioned expenditure categories in the year ended June 30, 2021 were $34,762, $523, $503 and $2,471 respectively.

A five year office sharing agreement for office space was agreed upon on September 1, 2020, which currently calls for a monthly payment of $2,825.

The lease for furniture and fixtures is an annual lease, which currently calls for a monthly payment of $40, and is in effect until November, 2021.

On August, 2020 the Company leased a postage machine, which calls for quarterly payments of $87 and is in effect until August, 2022.

The company leased a copier with monthly payments of $199 which is in effect until July, 2022.

The lease commitments for the subsequent fiscal years ending June 30 are as follows:

NOTE 8 – OPERATING LEASE AGREEMENTS (continued)

2022	$38,342
2023	$36,193
2024	$36,900
2025	$44,305
2026	$ 7,625

NOTE 9 – LOAN FORGIVEN

On April 22, 2020, the Company received a $52,600 Small Business Association loan, administered by Wheatland Bank, under the CARES Act Paycheck Protection Program (PPP). The loan accrued interest at a rate of 1%.

On March 2, 2021 as authorized by Section 1106 of the CARES Act, the SBA forgave the loan which consisted of $52,600 principal and $457 in interest.

NOTE 10 – PURCHASE AGREEMENT

On April 6, 2021, the Company entered into a purchase agreement with a former owner to purchase his book of clients and his ownership interest in Empire Financial Group. In return the Company would forgive the accounts receivable and officer advances totaling $50,797.

NOTE 11 – HILLTOP DEPOSIT ACCOUNT

The company maintains a deposit account with Hilltop Securities for the purpose of guaranteeing funds available for trading activity. The balance at June 30, 2021 in this account is $50,682.

NOTE 12 – CENTRAL REGISTRATION DEPOSITORY ACCOUNT

Selkirk Investments, Inc. maintains a central registration depository account (CRD) account which is used to settle fees charged to the Company by FINRA. The company is required to maintain a positive balance in this account. As of June 30, 2021, the CRD account had a balance of $60.

NOTE 13 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition of the Company as of June 30, 2021 is available for

NOTE 13 – RULE 17a-5 (continued)

examination and copying at Selkirk's offices and at the Los Angeles, California, Pacific Regional Office of the Commission.

NOTE 14 – OTHER CASHFLOW INFORMATION

During the year ended June 30, 2021, a retiring shareholder's accounts receivable of $50,797 was forgiven in exchange for an intangible asset of $50,797.

NOTE 15 – SUBSEQUENT EVENTS

As of August 4, 2021, the date the financial statements were available to be issued, management has evaluated events occurring subsequent to the date of the financial statements and there were no events that would require disclosure in these financial statements.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKHOTHAUG, C.P.A.

SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of Selkirk Investments, Inc.
Spokane, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Selkirk Investments, Inc. and the SIPC, solely to assist you and the SIPC in evaluating Selkirk Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021, Selkirk Investments, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2021, as applicable, with the amounts in Form SIPC-7 for the year ended June 30, 2021, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
August 4, 2021

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKHOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

Board of Directors and Shareholders
of Selkirk Investments, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report - Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers" and Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Selkirk Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Selkirk Investments, Inc. claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Selkirk Investments, Inc. stated that Selkirk Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Selkirk Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Selkirk Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
August 4, 2021

Selkirk Investments, Inc. Exemption Report
Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers" and Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2021

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Selkirk Investments, Inc. is a broker/dealer registered with the SEC and FINRA.
- Selkirk Investments, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended June 30, 2019.
- Selkirk Investments, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducting broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requiremnts of Rule 17 a-3 and Rule 17 a-4, as are customarily made and kept by a clearing broker or dealer.

- Selkirk Investments, Inc. has met the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of July 1, 2020 through June 30, 2021 without exeption.

The above statements are true and correct to the best of my and the Firm's knowledge.

Robert B. Clark
President

SELKIRK INVESTMENTS, INC.
Computation of Net Capital Under Rule 15 C3-1
June 30, 2021

NET CAPITAL:		
Total stockholders' equity	$	141,226
Liabilities subordinated to claims of general creditors allowable		35,000
Non-allowable receivable		(3,187)
Non-allowable fixed asset		(50,009)
Haircut on subordinated securities borrowings		(100)
NET CAPITAL AT JUNE 30, 2021	$	122,930
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	80,103
TOTAL AGGREGATE INDEBTEDNESS	$	80,103
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital	$	122,930
Less: minimum net capital required		(50,000)
Net capital in excess of minimum requirement	$	72,930
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		65.16

The accompanying notes are an integral part of these financial statements.

Selkirk Investments, Inc.
Reconciliation of Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part II of Form X-17A-5
June 30, 2021

AGGREGATE INDEBTEDNESS:

Aggregate indebtedness as reported by registrant	90,725
Net audit adjustments:	(10,622)
Aggregate indebtedness as computed on page 18	80,103

NET CAPITAL:

Net capital as reported by registrant	112,308
Net audit adjustments:	10,622
Net capital as computed on page 18	122,930
Debt to Equity	11.35%

The accompanying notes are an integral part of these financial statements.